October 7, 2005

Mr. D. Mark Bristow
Chief Executive Officer
Randgold Resources Limited
La Motte Chambers
La Motte Street
St. Helier, Jersey JE1 1BJ
Channel Islands

Re:	Randgold Resources Limited
		Amendment No. 1 to Registration Statement on Form F-3
      Filed September 23, 2005
	File No. 333-127711

Amendment No. 1 to Annual Report on Form 20-F for the year ended
December 31, 2004
	Filed September 23, 2005
	File No. 0-49888

Dear Mr. Bristow:

      We have limited our review of the above filings and your response letter dated September 23, 2005 to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form F-3

Principal Shareholders, page 36

1. We note in your response to our prior comment 2 that, on June
26,
1997, you and RG&E entered into a Relationship Agreement to regulate your relationship. Please advise us of the current status of this agreement.



Form 20-F for the year ended December 31, 2004

Selected Financial Data, page 2

2. We have reviewed your response to prior comments six and seven. Please revise your disclosure to address each of the following:

* Revise your presentation such that the cash cost per ounce measure is referred to as a non-GAAP measure and not referred to as being in accordance with IFRS or US GAAP to avoid investor confusion. Refer to
Item 10(e)(1)(i)(A) of Regulation S-K.

* Revise your disclosure to refer to the Gold Institute industry standard as other than a "standard" to avoid investor confusion.

* We note that you have identified production costs as the most comparable GAAP measure. Please revise your presentation to identify a measure that includes all costs of producing your product, including, but not limited to depreciation, depletion and amortization. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

* Identify the material limitations associated with use of the non-
GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure.

* Explain how you compensate for these limitations when using the non-
GAAP financial measure.

Please refer to General Instruction C(e) to Form 20-F and
Question 8
of the Frequently Asked Questions Regarding the Use of Non-GAAP
Financial Measures. Also refer to Item 10(e) of Regulation S-K.

Recent Accounting Pronouncements, page 51

3. Please modify your disclosure relative to EITF 04-6 to explain that the adoption of the consensus for US GAAP will result in the amounts you have currently capitalized as deferred stripping costs will be recognized as expense under U.S. GAAP using a cumulative effect of a change in accounting principal or restatement.



Financial Statements

Consolidated Statements of Cash Flows, page F-5

4. Please reconcile for us the amount presented as the change in your bank overdraft per your Statement of Cash Flows for 2004 and the liability amounts presented on your Consolidated Balance Sheets for
2004 and 2003.

Note 2 - Significant Accounting Policies
Property, Plant and Equipment, page F-8

5. We note your response to our prior comment number 20. It remains unclear to us why you believe under IFRS, the exploration costs you capitalized meet the definition of an asset at the time they are incurred. Please explain in greater detail, why a difference exists between IFRS and U.S. GAAP for theses costs.

6. We note in your response your statement that reads, "the Company concluded that it could not be regarded as merely an extension of an existing mineral property." Please explain to us how you are accounting for exploration costs that are merely extensions of an existing mineral property under both IFRS and U.S. GAAP.

7. Tell us why you believe it is appropriate based on the guidance of
IAS 16, to combine assets such as the leach pad, haulage ways, waste dumps, pre-production stripping, de-watering, etc. under the single asset category of "mine development costs" with the same depreciable life.

Revenue Recognition, page F-13

8. Please expand your revenue recognition accounting policy to identify the types of contracts you enter and the extent to which differing terms result in differences in the recognition of revenue.
Additionally, specifically address how you account for contacts with provisional pricing terms. For US GAAP refer also to SAB Topic 13 and
Topic VII of the September 25, 2002 AICPA SEC Regulations Committee meeting highlights
(http://www.aicpa.org/download/belt/2002_09_25_highlights.pdf).


Note 5 - Change in Accounting Policy, page F-14

9. We note your response to our prior comment number 30 and are unable to locate your response to our request for you to support your conclusion that the change in accounting for exploration costs is the preferable method under IFRS. We reissue that portion of our prior comment.

10. In addition, it remains unclear to us the specific situation you refer to that would warrant an evaluation of your accounting policy relative to exploration costs. Please describe how these exploration efforts are different from others you typically perform. It may be helpful to provide us with an analysis of your accounting for all your exploration costs.

Note 7 - Receivables, page F-14

11. It appears from your response that the items you have classified as "Other" accounts receivable, more closely resemble prepaid expenses rather than amounts due from third parties. Please re-characterize these assets using a description that more accurately describes their nature.

Controls and Procedures, page 93

12. Please advise us as to the consideration you have given to the impact of RG&E`s disputed holdings to the effectiveness of your disclosure controls and procedures and internal control over financial reporting.

Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Kevin Stertzel at (202) 551-3723 or Jill
Davis,
Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding the engineering comments.  Please contact
Jason
Wynn at (202) 551-3756 or Timothy Levenberg, Special Counsel, at
(202)
551-3707 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

									Sincerely,


									H. Roger Schwall
									Assistant Director


      cc:  J. Wynn
            K. Stertzel
      J. Davis
      G. Schuler
      T. Levenberg

            via facsimile
      Steven I. Suzzan, Esq.
            Fulbright & Jaworski LLP
            (212) 318-3400
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Mr. D. Mark Bristow
Randgold Resources Limited
October 7, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010